

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

October 7, 2016

James Cassidy, Esq.
President
Lark Street Acquisition Corporation, et al.
9454 Wilshire Boulevard, Suite 612
Beverly Hills, California 90212

Re: **Lark Street Acquisition Corporation**
Registration Statement on Form 10-12(g)
Filed August 9, 2016
File No. 000-55670

Heron Street Acquisition Corporation
File No. 000-55671

Starling Street Acquisition Corporation
File No. 000-55672

Dove Street Acquisition Corporation
File No. 000-55673

Robin Street Acquisition Corporation
File No. 000-55674

Crow Street Acquisition Corporation
File No. 000-55675

Hawk Street Acquisition Corporation
File No. 000-55676

Wren Street Acquisition Corporation
File No. 000-55677

Finch Street Acquisition Corporation
File No. 000-55678

Sparrow Street Acquisition Corporation
File No. 000-55679

James Cassidy
Lark Street Acquisition Corporation, et al.
October 7, 2016
Page 2

Dear Mr. Cassidy:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     /s/ Jan Woo

     Jan Woo
     Legal Branch Chief
     Office of Information Technologies
     and Services

cc: Lee W. Cassidy, Esq.
  Cassidy & Associates